

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2023

Steven Schapera
Chief Executive Officer
Integrated Wellness Acquisition Corp
148 N Main Street
Florida, NY 10921

      Re: Integrated Wellness Acquisition Corp
             Preliminary Proxy Statement on Schedule 14A
             Filed April 21, 2023
             File No. 001-41131

Dear Steven Schapera:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                              Sincerely,

                                              Division of Corporation Finance
                                              Office of Real Estate & Construction

cc: Joshua N. Englard